April 3, 2025

Darryl Payne
Chief Executive Officer
TV Channels Network Inc.
7582 Las Vegas Blvd. South
Las Vegas, Nevada 89123

       Re: TV Channels Network Inc.
           Amendment No 1 to Form S-1
           Filed March 31, 2025
           File No. 333-284628
Dear Darryl Payne:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2025 letter.

Amendment No. 1 to Form S-1
Implications of Being an Emerging Growth Company, page 1

1. We note your response to prior comment 1. Please revise your discussion of the qualifications for smaller reporting company status to remove the statement that a smaller reporting company is an issuer that had annual revenue of less than $250 million. Refer to Securities Act Rule 405.
Selected Financial Data, page 4

2. Please revise to remove the "From Inception" column from the balance sheet data section. If you choose to continue disclosing unaudited "From Inception" income statement data, please revise the amounts presented in that column so amounts (as restated) reflect the entire period from August 12, 2022 through December 31, 2024.
 April 3, 2025
Page 2

       Also, please explain to us why you do not present income statement data for the year ended December 31, 2023.
Risk Factors, page 7

3. We note your response to prior comment 4 regarding the fact that your certificate of incorporation does not authorize any shares of preferred stock. Please remove the references that suggest you have authorized shares of preferred stock on pages 7, 19 and elsewhere in the prospectus.
Use of Proceeds, page 20

4. You indicate in your response to prior comment 6 that you added disclosure that $1.5
       million of the proceeds from the offering will go towards Mr. Payne   s
salary, but we
       cannot locate the disclosure. Please provide this disclosure and revise the percentage of net proceeds to be used for each purpose accordingly. In addition, disclose whether
       Mr. Payne's outstanding loans to the company will be repaid with proceeds from the offering.
Dilution, page 21

5. We note your response to prior comment 20. Since the offering by the company is an underwritten offering, please revise the dilution table to remove the 33% and 66%
       funding level columns.
Description of Business
USA STREAMING RIGHTS LICENSED TO TV Channels Network Inc, page 24

6. Please disclose the name of the party with whom you have entered into the Network
       Communications Dealer Agreement.
Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance
Independent Directors, page 36

7. We note your response to prior comment 12. You indicate in your response that additional directors have not yet been appointed, but your disclosure continues to
       state that Ms. Stephens has been appointed to serve as an independent director of the company effective immediately upon the effectiveness of the registration statement.
       Please file a consent from Ms. Stephens to being named director or revise the disclosure. Further update your disclosure to identify any directors that you intend to appoint prior to or upon effectiveness of the registration statement. Refer to
       Regulation S-K Item 401(a) and Securities Act Rule 438.
Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

8. Please revise to include a report of the independent registered public accounting firm that it is consistent with PCAOB AS3101. For example, we note:
           The report is not addressed to the Company's shareholders and Board of Directors.
           The names of the financial statements referenced in the report are not consistent with those used by management in the financial statements.
 April 3, 2025
Page 3

             The report excludes a statement containing the year the auditor began serving consecutively as the Company's auditor.
Balance Sheet Statement, page F-3

9. Please revise the column headings within each of your financial statements as of and for the period ended December 31, 2023 to indicate that amounts have been restated
       from those previously reported.
Exhibits
23.1 Consent of Suri & Co., Chartered Accountants, page II-6

10. Please have your auditor clarify in their consent the periods covered by their report dated March 28, 2025.
        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Crispino at 202-551-3456 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology